

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

Via E-mail
Mr. John C. Grosvenor
First PacTrust Bancorp, Inc.
18500 Von Karman Ave., Suite 1100
Irvine, California 92612

> **Re: First PacTrust Bancorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 11, 2013**
> **File No. 333-185869**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-35522**

Dear Mr. Grosvenor:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Legality Opinion; Exhibit 5.1

1. Please revise the legality opinion to remove the assumptions in the first complete sentence on page 2. Counsel cannot assume that upon which they have been asked to opine. See Staff Legal Bulletin 19 (October 14, 2011).

Form 10-K for Fiscal Period Ended December 31, 2012

Lending Activities, page 7

2. Please refer to the response to comment 5 of our February 15, 2013 letter and address the following:

- Please revise future filings to specifically disclose why the revisions made in response to the bullet points in this comment do not include comparable information for earlier periods.

- We note that you refer to your second lien home equity lines of credit as HELOCs and that you refer to your Green Accounts, which are first lien home equity lines of credit, as real estate 1-4 family first mortgages in your tabular loan portfolio disclosures and related discussions. Given the significant difference in the credit risks between 1-4 family first mortgages and 1-4 family first mortgage HELOCs, please revise your tabular loan portfolio presentations and discussions in future filings to clearly set forth Green Accounts as HELOCs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551- 3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/ Mark Webb

Mark Webb
Legal Branch Chief

cc.   Via E-mail
        Matthew Guest, Esq.
        Wachtell, Lipton, Rosen, & Katz